Exhibit 4.1

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

TRANSACTION AGREEMENT

PROJECT CARO

(“TRANSACTION AGREEMENT”)

Transaction Agreement

between

1.	Allianz SE
Königinstraße 28
80802 Munich

– “Allianz” –

2.	Commerzbank Aktiengesellschaft
Kaiserstraße 16
60311 Frankfurt am Main

– “Commerzbank” –

– Allianz and Commerzbank each individually a “Party”

and together hereinafter referred to as the “Parties” –

dated

August 31, 2008

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

A.	INTEGRATION OF DRESDNER BANK AND COMMERZBANK - COMMERZBANK (NEW)			4

	I.	Structure and objectives of the overall transaction		4

		§ 1	Basic structure	4

		§ 2	Future strategic alignment of Commerzbank (new) in banking business and as sales partner of Allianz Group	5

	II.	Future organization and governance of Commerzbank (new)		10

		§ 3	Registered office and organization	10

		§ 4	Supervisory Board of Commerzbank (new)	11

B.	IMPLEMENTATION OF THE OVERALL TRANSACTION			12

	I.	Transaction Step 1: Acquisition of a majority interest in Dresdner Bank		12

		§ 5	Sale of the Dresdner Bank Shares by Allianz to Commerzbank	12

		§ 6	Realisation and completion of the capital increase by way of non-cash contribution; conditions precedent	13

	II.	Transaction Step 2: Merger of Dresdner Bank into Commerzbank		16

		§ 7	Implementation of merger of Dresdner Bank into Commerzbank	16

		§ 8	Acquisition without Merger	17

	III.	Provisions applicable for both Transaction Steps		20

		§ 9	Continuation of Commerzbank business up until Completion of Transaction Step 2	20

		§ 10	Continuation of Dresdner Bank business up until Completion of Transaction Step 1	20

		§ 11	Further obligations of both Parties up until Completion of Transaction Step 1	21

		§ 12	Shareholders’ agreement between Allianz and Commerzbank regarding Dresdner Bank	22

		§ 13	Antitrust law und regulatory approvals	26

		§ 14	Commerzbank’s obligations	28

		§ 15	Allianz’s agreement to lock-up	29

	§ 16	Continued validity and/or termination of intra-group contractual relations between Allianz Group companies and Dresdner Bank Group companies	30

	§ 17	Provisions relating to the transfer of the Cominvest Companies	32

C.	FINAL PROVISIONS		33

	§ 18	Implementation of the transaction, rights and duties arising from this Transaction Agreement	33

	§ 19	Termination of the Transaction Agreement	34

	§ 20	Confidentiality, exclusivity	35

	§ 21	Publications, inclusion of employee representative bodies	35

	§ 22	Costs	36

	§ 23	Correspondence	36

	§ 24	Governing law, arbitration	37

	§ 25	Amendments, additions, termination (including withdrawal and notice to terminate)	37

	§ 26	Other agreements by the Parties	37

	§ 27	Severability	37

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

List of Schedules

Schedule 1.2	Main Points of the Sale of Dresdner Bank Interests

Schedule 1.3	Main Points on the Sale and Lease of the Property at Pariser Platz, Berlin

Schedule 2.4(a)	List of Distribution Agreements to be Renegotiated

Schedule 2.4(b)	Main Points of the New Bank Spin-Off

Schedule 5.1	Draft Non-cash Contribution Agreement

Schedule 5.3(a)	List of Hedged Assets of Dresdner Bank

Schedule 5.3(b)	Main Points on Hedging Against Default on Certain (Financial) Assets

Schedule 5.4	Text of the Resolution of the Board of Managing Directors on the Increase in the Authorized Share Capital of Commerzbank

Schedule 7.2	Draft Agreement in Principle Commerzbank – Dresdner Bank

Schedule 8.2	Agreement on Protection from Dilution

Schedule 12.6	Specifications for the Establishment of Approval and Notification Requirements in the Rules of Procedure for the Board of Managing Directors of Dresdner Bank

Schedule 13.1(a)	List of jurisdictions in which antitrust procedures must be observed and in which antitrust approval is a condition precedent for the completion of Transaction Step 1

Schedule 13.1(b)	List of Countries in Which Regulatory Proceedings Are Required

Schedule 13.1(c)	List of other countries in which antitrust procedures must definitely or possibly be observed but for which – with the possible exceptions of Ireland, Spain, Japan, and Jersey – antitrust approval is not a condition precedent for the completion of Transaction Step 1

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

Schedule 16.1	Contractual Relations between Companies of the Allianz and Dresdner Bank Groups

Schedule 16.2	Arrangement in Respect of ASIC IT Framework Agreement

Schedule 16.4	Main Points Regarding Certain Loans and Liquidity Lines of the Dresdner Bank Group

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

PREAMBLE

1.	The Allianz Group is one of the world’s largest financial services providers and a market leader in insurance and asset management in Germany and Europe.

Dresdner Bank Aktiengesellschaft (“Dresdner Bank”) is a German stock corporation (Aktiengesellschaft) with its registered office in Frankfurt, the shares of which are 100%-owned by Allianz via Allianz Finanzbeteiligungs GmbH (74.0384%), AZ- Asopos Vermögensverwaltungsgesellschaft oHG (18.1551%) and Allianz Lebensver-sicherungs-Aktiengesellschaft (0.7469%) (together hereinafter referred to as the “Allianz Companies”). Dresdner Bank currently holds 7.0596% of its own shares, which are held in a blocked custody account; Allianz’s consent is required for any disposal over said shares.

2.	Measured by total assets, Dresdner Bank Group is one of Germany’s leading banks and is the group-wide banking business competence centre for Allianz. Allianz Group has entered into a comprehensive sales cooperation partnership with Dresdner Bank in Germany in respect of insurance and banking products (bancassurance and assurbanking), and asset management products.

3.	Commerzbank Group is Germany’s second-largest bank by total assets. Commerzbank Aktiengesellschaft, the controlling company of the group, is a German stock corporation with its registered office in Frankfurt. Commerzbank’s shares are admitted for trading on several German stock exchanges and are almost entirely in the free float.

Commerzbank operates its asset management business (except for business with open-ended real estate funds and closed funds) via Commerz Asset Management Holding GmbH (“Cominvest Holding”), a 100%-owned subsidiary, which acts as a holding company for all Commerzbank Group’s German asset management business.

4.	Allianz and Commerzbank intend to merge Commerzbank and Dresdner Bank (“Dresdner Bank”) into Commerzbank (new) (“Commerzbank (new)”).

The merger of Dresdner Bank and Commerzbank shall take place in such a way that Allianz shall initially, as part of a mixed non-cash capital contribution into Commerzbank, contribute an interest of 60.1938% in Dresdner Bank (after deducting Dresdner Bank shares currently held by Dresdner Bank amounting to around 7.0596% of its authorized share capital, and so 55.9444% of the total authorized share capital of Dresdner Bank) to Commerzbank, and receive as consideration Commerzbank shares, all shares held indirectly by Commerzbank in cominvest Asset Management GmbH (“Cominvest Germany”), COMINVEST Asset Management S.A. (“Cominvest

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

Luxembourg”), Münchener Kapitalanlage AG (“MK AG”) and MK Luxinvest S.A. (“MK Lux”, all companies together referred to as the “Cominvest Companies”), and a cash payment. Dresdner Bank shall be merged into Commerzbank after completion of the capital increase by way of non-cash contribution.

As a result of this merger, Allianz shall thus become a major shareholder in Commerzbank (new) with the intention of retaining a long-term interest in Commerzbank (new).

5.	The merger shall not include banking interests held indirectly by Dresdner Bank in Banco Popular Espanol, S.A., Spain; Bank Pekao S.A., Poland, and Industrial and Commercial Bank of China Limited, China, including Dresdner Bank’s 13.2% interest in Puxian Investments S.à.r.l., and Dresdner Bank’s interest in Oldenbur-gische Landesbank AG (“OLB”), and ADEUS Aktienregister Service GmbH (together the “Dresdner Bank Investments”). As these Dresdner Bank interests are not essential for the business model to be pursued by Commerzbank (new), it is intended – as with the property at Pariser Platz, Berlin – to transfer them to Allianz.

6.	After completion of this transaction, Commerzbank (new) intends to focus on activities in the Private and Business Customers, Mittelstandsbank, and Central and Eastern Europe segments, along with Corporates & Markets (investment banking and public finance) and Commercial Real Estate, while creating a platform for further growth within Germany and internationally.

7.	The ongoing development of the bancassurance and asset management sales cooperation partnership successfully built up between Allianz and Dresdner Bank is to be an integral part of the business model of Commerzbank (new).

8.	With this transaction, Allianz and Commerzbank aim to proactively shape consolidation in the German banking sector – which is desirable – to their mutual benefit and to create a leading institution in the German banking market.

The Parties therefore agree as follows:

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

A.

INTEGRATION OF DRESDNER BANK AND COMMERZBANK

- COMMERZBANK (NEW)

I.

Structure and objectives of the overall transaction

§ 1

Basic structure

1.1	Commerzbank and Dresdner Bank shall be merged in two transaction steps. The first is to be the acquisition by Commerzbank from Allianz of an interest in Dresdner Bank of 60.1938% (after deduction of Dresdner Bank’s holding of its own shares of around 7.0596% of its authorized share capital and so 55.9444% of the total authorized share capital of Dresdner Bank) (in return for the issue of Commerzbank shares, the transfer of the shares in the Cominvest Companies held indirectly by Commerzbank and payment of an amount in cash) (cf. §§ 5 et seq., hereinafter “Transaction Step 1”). After completion of Transaction Step 1, the second transaction step shall be the merging of Dresdner Bank, as transferor legal entity, into Commerzbank, as transferee legal entity, in accordance with the provisions of § 2, para. 1, no. 1 of the German Reorganization Act (UmwG) (cf. §§ 7 et seq. of this Agreement, hereinafter “Transaction Step 2”). In this connection the registration of the capital increase by way of non-cash contribution shall also be referred to as “Completion of Transaction Step 1” and the registration of the merger into Commerzbank as “Completion of Transaction Step 2”.

Where reference is made in this Agreement to Commerzbank (new), this shall mean the merged company after Completion of Transaction Step 1.

1.2	Both Parties are agreed that the merger shall not include the Dresdner Bank investments to be transferred, which are therefore to be transferred from Dresdner Bank Group to Allianz (or a company related to Allianz within the meaning of §§ 15 et seq. of the German Stock Corporation Act (AktG)) prior to Completion of Transaction Step 1 in accordance with the key points set out in Schedule 1.2.

1.3

The Parties are agreed that the property at Pariser Platz 5a/6, Berlin (Land Register (Grundbuch) Berlin Mitte, volume 11, sheet 256 N), owned by Dresdner Bank, shall in accordance with the main points set out in Schedule 1.3 hereto be transferred to Allianz (or a company related to Allianz within the meaning of § 15 et seq. German Stock Corporation Act) prior to Completion of Transaction Step 1 and that Allianz (or

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

the acquiring company) shall enter into a commercial lease with Dresdner Bank in respect of the premises within the property used by Dresdner Bank in accordance with the main points also set out in Schedule 1.3 hereto.

§ 2

Future strategic alignment of Commerzbank (new) in banking business and as sales partner of Allianz Group

2.1	The company arising from the merger of Dresdner Bank and Commerzbank “Commerzbank (new)” shall be a leading German bank and is to be developed as a platform for further growth within Germany and internationally. Commerzbank (new) shall therefore exploit opportunities for growth that present themselves, with particular attention being paid to strengthening its sales operation.

A key factor in the alignment of Commerzbank (new) as a leading German bank is the formation of a comprehensive, long-term strategic sales partnership between Allianz and Commerzbank (new) in bancassurance and asset management.

2.2	Its interest in Commerzbank (new) represents a value-oriented investment for Allianz. Commerzbank and Allianz are therefore, with the merger of Dresdner Bank and Commerzbank and the formation of the strategic sales partnership, pursuing a long-term and sustained increase in the value of Commerzbank (new). As part of the top-down business plans devised by Commerzbank to test the economic case for the success of the merger of Dresdner Bank and Commerzbank into Commerzbank (new), Commerzbank and Allianz have agreed on the following financial objectives for Commerzbank (new) by the end of the planning horizon (2012):

(a)	Commerzbank (new) to have a tier 1 ratio initially of 6.5-8% and, in the medium term, 7-8%;

(b)	Risk-weighted assets of Commerzbank (new) to be reduced so as to total around EUR 300 billion by the end of the planning horizon (December 31, 2012), with the focus for future growth being in the Private and Business Customers, Mittelstandsbank and Central and Eastern European segments;

(c)	Realization of synergy potential with a present value (after restructuring costs) of around EUR 5 billion.

(d)	Increasing the RoE of Commerzbank (new) to around 23% (before taxes);

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(e)	Increasing the proportion of profit distributed for Commerzbank (new) commensurately with rising profitability to ensure the competitiveness of Commerzbank (new) on the capital markets;

(f)	Aspired Single A rating (Standard & Poor’s) for Commerzbank (new).

2.3	Based on the current divisions and segments of Commerzbank and Dresdner Bank, the strategic positioning of Commerzbank (new) is intended to focus on the Private and Business Customers, Mittelstandsbank and Central and Eastern European segments in accordance with the business model described below. Besides, Commerzbank (new) is to be active in the Corporates & Markets (investment banking and public finance) and Commercial Real Estate segments. After the sale of the Cominvest Companies, Asset Management (except for business with open-ended real estate funds and closed funds) is to be supported via the strategic sales cooperation partnership with Allianz Global Investors.

2.3.1	Private and Business Customers: The Private Customers segment is to be a cornerstone of the profitability of Commerzbank (new) and a core area for further growth. The aim is to be a leading bank for private customers in Germany.

The combination of Commerzbank and Dresdner Bank will create Germany’s leading retail bank by earnings, branches and active customers. To this end, the sales and related back-office activities of Commerzbank and Dresdner Bank in retail and private banking will be combined under one brand. This will enable correspondingly high levels of potential synergies to be achieved. While retaining a strong sales presence geographically, the sales network will be optimized by streamlining larger sales units where they are in close proximity to each other. The units comdirect bank Aktiengesellschaft, Allianz Dresdner Bauspar AG, and the joint venture with CETELEM S.A. are to remain part of the new entity until further notice.

Under the currently foreseeable overall conditions, the new segment will continue to pursue an expansionary path, coupled with ongoing attractive returns. This applies equally for the branch network business with Retail and Private Banking customers and for direct banking business.

Additional growth impetus will come from the cooperation of Allianz and Commerzbank (new) in bancassurance.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

2.3.2	Bank to the Mittelstand: The Mittelstandsbank segment is another core profitability driver of Commerzbank (new) and a central area for further growth. The aim is to be the leading bank for the German Mittelstand.

To this end, the sales and related back-office activities of Dresdner Bank und Commerzbank in this segment will be combined and enhanced in line with the Commerzbank business model under one brand. In the process, customer portfolios and the related sales model will be structured in line with the current Commerzbank model, i.e. customer portfolios from Dresdner Bank PCC and Dresdner Bank Investment Banking will be allocated to the segment. In addition, the two partners’ networks of representative offices, foreign commercial business, business with emerging market financial institutions, and transaction services and international corporate banking business that does not come under Corporates & Markets will be combined in this segment. These measures open the path toward realizing potential synergies.

Under the currently foreseeable overall conditions, the intention is to adopt an expansion strategy in the future as well, coupled with ongoing high returns. This applies particularly for Mittelstand business in Germany.

2.3.3	Central and Eastern Europe: The Central and Eastern Europe segment is to be one of the central core areas of growth for Commerzbank (new). The aim is to become one of the key players among foreign banks in the region.

Dresdner Bank’s existing activities in Central and Eastern Europe will be integrated into Commerzbank (new). In countries where parallel Commerzbank (new) and Allianz activities exist or are being developed, the intention is to build up possible cooperations between the Parties.

The planned expansion will be driven forward by organic growth and external additions. The organic growth will result from the further development of existing business activities and the regional roll-out of business models already successful in other countries (e.g. m-Bank). The growth initiatives will focus on business in retail and corporate banking. Regional emphases will be determined in line with specific country rankings, which take account of market appeal, economic and political stability, and so on.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

2.3.4	Commercial Real Estate: The Commercial Real Estate segment will remain a core segment of Commerzbank (new). However, the strategy to be pursued will be to reduce risk and risk-weighted assets and further enhance the segment’s profitability.

Dresdner Bank’s existing activities in Commercial Real Estate will be integrated into Commerzbank (new). This will mainly involve transferring existing CRE portfolios from Dresdner Bank to Commerzbank.

To achieve the desired reduction in risk-weighted assets and risk, existing non-core activities (e.g. legacy portfolios from the Eurohypo merger) will be systematically scaled back. In addition, within core activities, selected country portfolios (e.g. Spain, UK, and Germany) will be structurally reduced. The ongoing expansion initiatives in Asia and CEE will have to be offset by reductions in resources in the above sub-portfolios. As reopening of the secondary markets can be expected in the mid-term, the “buy and manage” portfolio approach used to date will in principle be continued. However, in generating new business, even more rigorous risk/return considerations will have to be taken into account.

2.3.5	Corporates & Markets (investment banking including public finance): The Corporates & Markets segment is to be strategically realigned. The aim is to build up a business model focused on the Bank’s core customer franchises, coupled with a significantly reduced ratio of risk and risk weighted assets to capital.

Investment banking

In the Corporates & Markets segment, the new investment banking unit brings together the offerings for capital-market oriented companies and the capital market activities of Commerzbank and Dresdner Bank. The new unit’s business model is focused on customer-oriented business. The focus will be on corporate finance activities (M&A, ECM, DCM with focus on Germany), lending products (corporate lending & transaction services for corporate customers, structured financing), equities (focus on equity derivatives, reduced cash equities product) and fixed income (leading trading & execution platform, the leading partner for German customers, reduction credit trading). Proprietary trading activities and the acceptance of risk into the unit’s own balance sheet will be scaled back. Duly identified sub-portfolios will be systematically reduced. The common platform is to be characterized by high cost-efficiency and a sophisticated infrastructure. The new unit will have two main locations, in Frankfurt and London, supplemented by international sales locations. The product units will be flanked by the relevant sales units, research teams and a C&M credit portfolio management team.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

The size of the new investment banking unit will be adjusted to suit the revised business model, i.e. significantly reduced compared with the current total number of units, with costs, risks and risk-weighted assets being substantially reduced, which at the same time will lead to ongoing reductions in earnings. The reduction in the risk and risk-weighted assets position will unlock corresponding amounts of capital. After completion of the reorganization, the unit can be expected to achieve sustained, stable profitability, given normal capital market conditions.

Public finance

Public finance business will in future no longer be an independent segment and will be structured under Corporates & Markets. The strategic realignment already begun, e.g. integration of Essenhyp into Eurohypo, will be continued, with the focus on reducing risk-weighted assets and total assets and a consequent further scaling back of the overall risk position.

The existing public finance portfolios and activities of Dresdner Bank will be integrated into Commerzbank to achieve unified portfolio management.

To attain the target reductions in public finance, non-core portfolios, such as the financial institutions portfolio, are to be systematically reduced, and the business model realigned toward a significantly lower level of risk-weighted assets and total assets. The extent to which higher-margin business, such as PPP finance, can be expanded to stabilize profitability, must be examined.

Commerzbank’s and Dresdner Bank’s treasury activities will be combined in the Group’s management platform and will not be allocated to any particular segment.

2.4	The concept of a comprehensive sales cooperation partnership in Germany in bancassurance and asset management successfully developed in the past by Allianz and Dresdner Bank to their mutual benefit is to be continued between Allianz and Commerzbank (new) on a considerably broader basis; it will be enhanced and form an integral part of the expansion of Private Customer business right across the whole of Germany.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

For this purpose Allianz and Commerzbank (or their respective subsidiaries) are signing together with this Transaction Agreement the long-term distribution agreements set out in Schedule 2.4(a) hereto.

The Parties shall endeavour to expand the sales cooperation partnership of Commerzbank (new) and Allianz in bancassurance outside Germany in the countries where Commerzbank currently or in future has branch networks.

The Parties shall also hold amicable discussions on an investment by Allianz Group companies in Commerzbank Group’s ETF-issuing company in Luxembourg.

The existing sales cooperation partnership between Allianz and Dresdner Bank in assurbanking shall in future be conducted directly by Allianz via a banking subsidiary. For this purpose, Dresdner Bank shall transfer the customers allocated by Allianz under the assurbanking cooperation (“Allianz Customers”) and all the related material resources and employees within the scope of the assurbanking cooperation to a separate entity (“New Bank”). The transfer shall be via a spin-off in accordance with § 123 para. 3 German Reorganization Act no later than Completion of Transaction Step 2. After completion of the spin-off, Allianz (or a company related to Allianz within the meaning of §§ 15 et seq. German Stock Corporation Act) shall acquire Dresdner Bank’s interest in New Bank. The main points for the outsourcing, the transfer of the investment in New Bank from Dresdner Bank to Allianz and all other associated measures and agreements are set out in Schedule 2.4(b) hereto.

II.

Future organization and governance of Commerzbank (new)

§ 3

Registered office and organization

3.1	As Commerzbank (new), Commerzbank shall retain the name “Commerzbank Aktiengesellschaft” and continue to have its registered office in Frankfurt am Main. The headquarters is based in Frankfurt am Main.

3.2	The provisions on the organization of divisions and segments, the governance of Commerzbank (new) and the integration of Commerzbank and Dresdner Bank into Commerzbank (new) are the subject of a separate agreement by Commerzbank and Dresdner Bank on the merger of Dresdner Bank into Commerzbank (cf. § 7.2).

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

§ 4

Supervisory Board of Commerzbank (new)

Notwithstanding the responsibility of the General Meeting and the Supervisory Board of Commerzbank (“Hierarchy of Powers under Company Law”), it is the Parties’ aim to implement the following with regard to the Supervisory Board of Commerzbank (new):

4.1	In accordance with § 7 para. 1 sentence 1 no. 3 of the German Co-determination Act (MitbestG), the Supervisory Board of Commerzbank shall consist of 10 members each from the shareholders and the employees.

4.2	Without prejudice to § 4.6 hereof, it is envisaged that at the Commerzbank General Meeting, which decides on the merger, but no later, however, than the next Annual General Meeting of Commerzbank after the Completion of Transaction Step 1, two of the Supervisory Board positions to be filled by shareholders shall be filled by the election of Mr Michael Diekmann and Dr Helmut Perlet.

4.3	The Supervisory Board shall have a chairman and two deputy chairmen. The first deputy chairman shall be drawn from the employees’ representatives, while the second shall be from the shareholders’ representatives. The Parties shall support the continuation of Klaus-Peter Müller as Chairman of the Supervisory Board and the election of Mr Michael Diekmann as Second Deputy Chairman.

4.4	The Presiding Committee shall consist of the Chairman of the Supervisory Board, his two deputies, and one other Supervisory Board member.

4.5	Allianz shall cast its votes in accordance with this Agreement when the election of members of the Supervisory Board takes place at the General Meeting of Commerzbank.

4.6	For as long as Allianz’s investment in Commerzbank (new) remains at or above 10% of the authorized share capital, Allianz shall be represented on the Supervisory Board of Commerzbank (new) by two shareholder representatives, and, for as long as Allianz’s investment in Commerzbank (new) remains at or above 5% but less than 10% of the authorized share capital, by one shareholder representative.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

B.

IMPLEMENTATION OF THE OVERALL TRANSACTION

I.

Transaction Step 1: Acquisition of a majority interest in Dresdner Bank

§ 5

Sale of the Dresdner Bank Shares by Allianz to Commerzbank

5.1	In Transaction Step 1 Allianz shall sell to Commerzbank a total of 323,395,571 shares in Dresdner Bank (“Dresdner Bank Shares”) (equivalent to 55.9444% of the total authorized share capital of Dresdner Bank and 60.1938% after deduction of Dresdner Bank’s holding of its own shares of around 7.0596% of the authorized share capital).

The Parties are agreed that the impending acquisition of the Dresdner Bank Shares by Commerzbank on the basis of the non-cash contribution agreement (“Non-cash Contribution Agreement”), attached in draft form as Schedule 5.1 hereto, constitutes a single legal transaction and, as a so-called mixed non-cash contribution, requires a non-cash contribution audit (“Non-cash Contribution Audit”) under § 205 para. 3 German Stock Corporation Act.

5.2	In return for contributing a total of 323,395,571 shares in Dresdner Bank, Commerzbank shall grant Allianz the following consideration (together the “Commerzbank Consideration”):

(a)	163,461,537 new Commerzbank bearer shares arising from a capital increase by way of non-cash contribution from the approved capital with full eligibility to participate in profits from January 1, 2009;

(b)	All the shares held indirectly by Commerzbank in the Cominvest Companies, including all remaining ordinary shares in MK AG, which Cominvest Holding is to acquire under the share purchase and transfer agreement with Continentale Holding Aktiengesellschaft of February 14, 2006;

(c)	An amount in the sum of EUR 1.565 billion (“Cash Amount”).

5.3

With regard to the hedging of defaults arising from certain (financial) assets owned by Dresdner Bank Companies and more fully specified in Schedule 5.3(a), the Parties have agreed in accordance with the main points set down in Schedule 5.3(b) on hedging through the formation of a pool of backing assets in a special purpose vehicle

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(“SPV”) independent of Dresdner Bank. Commerzbank shall provide the SPV’s backing assets of EUR 1.250 billion. The Parties shall implement the details in an agreement based on the main points set down in Schedule 5.3(b) hereto; such agreement shall be entered into by September 30, 2008. The Cash Amount in accordance with § 5.2(c) may increase by as much as the alternative final settlement to be prepared by the SPV manager (in accordance with the main points set down in Schedule 5.3(b) results in a payment amount in favour of Allianz.

5.4	On August 31, 2008, the Board of Managing Directors of Commerzbank adopted a resolution to increase the authorized share capital by 163,461,537 shares by way of a non-cash contribution from the approved capital; the wording of this resolution is attached as Schedule 5.4 hereto. This resolution provides that, by agreement with Allianz, the capital increase resolution may be put into specific terms with regard to the actual circumstances for the Completion of Transaction Step 1. The Supervisory Board of Commerzbank approved the above resolution of the Board of Managing Directors at its meeting on August 31, 2008.

5.5	The Parties undertake to perform all necessary actions so that the requisite procedural steps (in particular the audit and audit report) for the mixed non-cash contribution are performed in a timely manner and no later than prior to the coming into effect of the conditions under § 6.2. For this purpose, immediately after entering into this Agreement, Allianz and Commerzbank shall agree on one or more proposed auditors and propose the audit companies concerned to the Registry Court (Registergericht) for the appointment of an auditor for the non-cash contribution.

§ 6

Realisation and completion of the capital increase by way of non-cash contribution;

conditions precedent

6.1	The completion of the contribution of the Dresdner Bank Shares in return for the Commerzbank Consideration (in the following “Completion”) shall take place no earlier than the third bank working day following the day on which all conditions under § 6.2 of this Agreement have come into effect or have been waived, but no earlier than on January 2, 2009, or on such other bank working day as may be agreed between Allianz and Commerzbank (“Completion Date”). The Parties are agreed that the first-time consolidation of Dresdner Bank into Commerzbank shall take place as of December 31, 2009 (or on the reporting dates for the interim reports in 2009).

6.2	Completion of the contribution of the Dresdner Bank Shares in return for the Commerzbank Consideration shall be subject to the following conditions precedent:

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

6.2.1	The antitrust approvals in the jurisdictions set out in Schedule 13.1(a) have been granted, or the prescribed statutory deadlines for granting or refusing them have expired, without there having been a refusal.

6.2.2	The regulatory approvals in accordance with § 13 of this Agreement have been granted, or the prescribed statutory deadlines for granting or refusing them have expired, without there having been a refusal.

6.2.3	The Auditing Association of German Banks (Prüfungsverband deutscher Banken e.V.) has approved the involvement of Dresdner Bank in the insurance of bank deposits after the change in control at Dresdner Bank.

6.2.4	Conduct of the Non-cash Contribution Audit;

6.2.5	Entry into the agreement to hedge defaults arising from certain (financial) assets on the basis of the main points set down in Schedule 5.3(b) hereto and making of the payments by Commerzbank to the SPV provided for in these main points;

6.2.6	To the extent necessary, putting into specific terms the capital increase resolution of August 31, 2008, by the Board of Managing Directors of Commerzbank in accordance with § 5.4, and the approval of the Supervisory Board (Presiding Committee) of Commerzbank to the capital increase resolution so specified.

6.3	Allianz and Commerzbank may only waive – to the extent legally permissible – the coming into effect of individual conditions precedent under § 6.2.2 to § 6.2.4 above by mutual agreement.

6.4	Immediately after the coming into effect of the conditions under § 6.2, Allianz and Commerzbank shall perform the following actions or cause such actions to be performed:

6.4.1	Signing and notarization of the Non-cash Contribution Agreement: Allianz (and the Allianz Companies) and Commerzbank shall sign the Non-cash Contribution Agreement on the Completion Date and so effect the contribution of the 323,395,571 Dresdner Bank shares with full eligibility to participate in profits for all financial years for which no resolution on the appropriation of distributable profit had been adopted at the time of the transfer of the Dresdner Bank Shares.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

6.4.2	Delivery of certificate of subscription: Immediately after signing of the Non-cash Contribution Agreement, Allianz shall deliver to Commerzbank a signed certificate of subscription for the new Commerzbank shares completed in duplicate in accordance with § 185 German Stock Corporation Act (“Certificate of Subscription”).

6.4.3	Application for registration of the capital increase by way of non-cash contribution: Immediately after the delivery of the Subscription Form and entering into the Non-cash Contribution Agreement, Commerzbank shall apply for registration of carrying out of the capital increase by way of non-cash contribution in the Commercial Register.

6.4.4	Registration of the carrying out of the capital increase by way of non-cash contribution: Immediately after registration of the capital increase by way of non-cash contribution in the Commercial Register and the issue of the new Commerzbank shares, Commerzbank shall send Allianz a copy of the notification of registration relating to the capital increase and an official print-out of the Commercial Register showing the capital increase.

6.4.5	Transfer of the Cash Amount: Immediately, no later than on the third bank working day after registration of the carrying out of the capital increase by way of non-cash contribution in the Commercial Register and the issue of the new Commerzbank shares, Commerzbank shall transfer the Cash Amount free of costs and expenses, as described in detail in the Non-cash Contribution Agreement.

6.4.6	Issue of global share certificate: Immediately after registration of the carrying out of the capital increase and the issue of the new Commerzbank shares, Commerzbank shall issue a global share certificate eligible for collective deposit representing the new Commerzbank shares, if appropriate with a global dividend coupon. Commerzbank shall deliver the global certificate to Clear-stream Banking AG, Frankfurt am Main for the purpose of securities clearing.

6.4.7	Dresdner Bank Supervisory Board The Parties shall ensure that the composition of the Supervisory Board of Dresdner Bank complies with § 12.4 after Completion of Transaction Step 1.

6.4.8	Dresdner Bank Board of Managing Directors: The Parties shall ensure that, among others, Mr Wolfgang Hartmann and Dr Eric Strutz belong to the Board of Managing Directors of Dresdner Bank.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

II.

Transaction Step 2: Merger of Dresdner Bank into Commerzbank

§ 7

Implementation of merger of Dresdner Bank into Commerzbank

7.1	As soon as possible after the Completion of Transaction Step 1, Dresdner Bank, as transferor legal entity, shall be merged into Commerzbank, as transferee legal entity (§ 2 para. 1 no. 1 German Reorganization Act) (“Merger”), with economic effect as of 24.00 hours on December 31, 2008/0:00 hours on January 1, 2009 (merger date), such that the Merger shall not take effect prior to July 1, 2009, having regard to the spin-off of the Allianz Customers to New Bank (cf. § 2.4).

7.2	Commerzbank and Dresdner Bank shall, with the involvement of Allianz, at the same time as this Transaction Agreement, enter into the agreement in principle on the Merger, attached in draft form as Schedule 7.2 hereto (“Agreement in Principle”).

7.3	In the Agreement in Principle, the Boards of Managing Directors of Commerzbank and Dresdner Bank shall assume for the purposes of the Merger, i.e. after the Completion of Transaction Step 1, the following conversion ratio: between 1.29 and 1.56 Dresdner Bank Shares for each Commerzbank share (“Valuation Range”). This Valuation Range already takes into account the capital measures planned for Commerzbank to implement Transaction Step 1. Should further capital measures take place at Commerzbank and/or Dresdner Bank up to the Merger, the Valuation Range would have to be adjusted accordingly. It is agreed that for the purposes of fixing the final valuation ratio, a joint valuation report shall be prepared by the valuation experts appointed in the Agreement in Principle. Allianz and Commerzbank are agreed that they shall be bound by the valuation ratio fixed in this merger valuation report, irrespective of whether it is inside or outside the Valuation Range.

7.4	The Parties undertake to use the resources legally available to them to effect the adoption of the resolutions of the General Meetings of Commerzbank and Dresdner Bank on the Merger as soon as possible after Completion of Transaction Step 1. In particular, Allianz and Commerzbank shall vote at the General Meeting of Dresdner Bank for the Merger of Dresdner Bank into Commerzbank and Allianz shall vote at the Annual General Meeting of Commerzbank for the Merger of Dresdner Bank into Commerzbank. Allianz and Commerzbank are agreed that Allianz shall be included in an appropriate manner in the preparations for the Merger, including the preparation of the merger documentation for the General Meetings of Commerzbank and Dresdner Bank.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

7.5	If the Agreement in Principle, for whatever reason, has not become effective or has been duly terminated by either Party without this Transaction Agreement having been duly terminated, Allianz and Commerzbank undertake, within the scope of what is legally permissible, to work toward achieving the purpose pursued with this Transaction Agreement and the Agreement in Principle of the merger of Dresdner Bank and Commerzbank into Commerzbank (new), and in particular the Merger of Dresdner Bank into Commerzbank.

7.6	Allianz waives its rights vis-à-vis Commerzbank to take steps, in particular in the context of an action for avoidance, annulment or a declaratory judgment, or interim legal protection, against the legality of the merger resolution and against other resolutions in connection with the measures by Commerzbank provided for in this Transaction Agreement or its right as a shareholder to bring an action to have the adequacy of a compensation offered to the shareholders reviewed by a court-appointed auditor (Spruchverfahren). Furthermore, Allianz hereby irrevocably waives vis-à-vis Commerzbank its entitlement to pecuniary claims, which arise or which may arise in its favour in the course of the Merger (such as to additional cash payments made gratuitously or in the course of an action to have the adequacy of a guaranteed dividend reviewed by a court-appointed auditor), save as otherwise provided in this Agreement.

7.7	The Parties agree that in the event of measures by other Commerzbank shareholders against the legality of the merger resolution, regardless of their origin or success, the other elements of the amalgamation pursuant to § 1 and § 2 of this Agreement shall be implemented.

§ 8

Acquisition without Merger

8.1	In the event that (i) the General Meeting of Commerzbank does not approve the Merger or (ii) release proceedings (Freigabeverfahren) to force the registration of the Merger (including the related capital increase) under § 16 para. 3 German Reorganization Act fail, Commerzbank shall, at Allianz’s request, acquire the Dresdner Bank Shares still directly or indirectly held by Allianz in accordance with the provisions of this § 8.

Allianz may by written notice call upon Commerzbank to acquire all or part of the Dresdner Bank Shares still held by Allianz no earlier than 12 months after the General Meeting at which the Merger is considered (“First Notice to Acquire”) .

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

8.2	The purchase price to be paid by Commerzbank in such a case for each Dresdner Bank share shall equal (i) the total of the products calculated for each of the stock exchange trading days in the reference period from (x) the Commerzbank XETRA share price (as defined in paragraph A(6) of Schedule 8.2) calculated for each stock exchange trading day in the reference period (as defined below) and (y) the applicable conversion ratio on the respective stock exchange trading day (as defined below), (ii) divided by the number of stock exchange trading days in the reference period. The purchase price for each Dresdner Bank share calculated in line with the preceding sentence shall be adjusted immediately prior to payment of the purchase price (and delivery of the Dresdner Bank Shares) in accordance with paragraph B of Schedule 8.2, if one or more of the events described in paragraph B of Schedule 8.2 occurs prior to payment of the purchase price. The purchase price so calculated shall apply for the acquisition of Dresdner Bank Shares that were actually acquired under § 8.3. If the Parties do not agree on another type of consideration, payment for the acquisition of the Dresdner Bank Shares shall be in cash.

“Reference Period” shall refer to the 90 calendar days ending on the calendar day prior to sending of the First Notice to Acquire. The “Conversion Ratio” shall be the number of Commerzbank shares, which Allianz would have received under the provisions of the merger agreement, divided by the number of the Dresdner Bank Shares extinguished as part of the Merger, if applicable adjusted in accordance with the provisions of paragraph A of Schedule 8.2, such that any adjustments shall come into effect from the respective ex date (as defined in paragraph A(6) of Schedule 8.2).

8.3	Commerzbank undertakes to take all necessary economically justifiable measures, in order to procure for itself the funds required for the acquisition of the Dresdner Bank Shares in accordance with this § 8.

The Parties agree, however, that Commerzbank shall acquire only as many Dresdner Bank Shares as to not let the tier 1 ratio of Commerzbank (new) fall below 7.5% on a consolidated basis. Commerzbank shall notify Allianz within two weeks (calculated from the date of receipt of the notice to acquire) of the extent of the possible acquisition of Dresdner Bank Shares on this basis. A confirmation from the annual auditor appointed by Commerzbank shall be attached as proof of the level of Commerzbank’s tier 1 ratio. The notice to acquire shall be deemed to have been discharged in respect of the extent of the Dresdner Bank Shares that could not be acquired. In this event, Allianz shall sell to Commerzbank the maximum number of shares arising under Commerzbank’s notice.

Commerzbank may not rely upon the above provision if, contrary to § 2.2(b), it contributes to the tier 1 ratio falling below 7.5%, because it has not systematically reduced risk-weighted assets or, however, without the consent of Allianz, it has acquired companies and/or interests in companies with an enterprise value exceeding EUR 200 million in any individual case or together exceeding EUR 300 million in total within a period of 12 months.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

8.4	To the extent that the Dresdner Bank Shares are not sold in full after the First Notice to Acquire by virtue of the provision in § 8.3, Allianz shall thereafter be entitled at any time to call upon Commerzbank to accept further Dresdner Bank Shares. The provisions in § 8.2 and § 8.3 shall apply in this event accordingly, such that the reference price of Commerzbank shares for calculating the purchase price of the Dresdner Bank Shares shall not be calculated based on the day the First Notice to Acquire is sent, but instead on the day on which Allianz makes a renewed call upon Commerzbank to accept further Dresdner Bank Shares.

8.5	If, in one or more notices to acquire, Allianz has sold Commerzbank 50% of the Dresdner Bank Shares held by Allianz on the day of the General Meeting at which the Merger is considered, the provisions of this § 8 shall apply accordingly to the other Dresdner Bank Shares still held directly or indirectly by Allianz, provided that Commerzbank’s obligation to acquire the offered Dresdner Bank Shares shall be subject to the further proviso that Commerzbank’s Supervisory Board (Presiding Committee) gives its approval within four weeks. If the Supervisory Board does not approve the acquisition of the offered Dresdner Bank Shares within the time period stated above, although the preconditions for an acquisition under § 8.3 have been met, Commerzbank shall not be obliged to acquire the offered Dresdner Bank Shares. Allianz’s right to offer these Dresdner Bank Shares to Commerzbank for acquisition once again at a later date shall remain in effect, such that a renewed notice to acquire may not be sent until the expiry of three months from the sending of the last notice to acquire.

If the Supervisory Board does not approve the acquisition of the Dresdner Bank Shares within the four-week time period, although the preconditions for an acquisition under § 8.3 have been met, Commerzbank shall be obliged to pay an amount equivalent to 9% p.a. on the amount which would have been payable as the purchase price on the refused acquisition, such amount to be payable from the time of the Supervisory Board’s decision or the expiry of the four-week time period without approval being given, until a later acquisition of the Dresdner Bank Shares so offered. On acquisition the above amount shall become due simultaneously with the purchase price.

8.6	Commerzbank shall be entitled, in line with the above provisions, to demand the acquisition of Dresdner Bank Shares from Allianz, such that Commerzbank shall be at liberty to submit such a demand at any time after the General Meeting at which the Merger is considered.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

III.

Provisions applicable for both Transaction Steps

§ 9

Continuation of Commerzbank business up until Completion of Transaction Step 2

9.1	Commerzbank undertakes to continue its business, including the business of its related companies, during the period from entry into this Agreement until Completion of Transaction Step 2 with no change in principles, in conformity with practice up until now and with the diligence of a prudent businessman.

9.2	Up until the day of the General Meeting of Commerzbank which decides on the Merger, Commerzbank shall take the following measures only after consultation with Allianz and if taking such measures is in the interest of Commerzbank, its shareholders, or necessary for the conduct of the merger:

(a)	Calling a General Meeting with a proposed resolution for an increase in the authorized share capital or the creation of contingent or approved capital;

(b)	Making use of an authorization by the Board of Managing Directors of Commerzbank to increase the authorized share capital;

(c)	Issuing securities or rights which may be exchanged for or converted into shares;

(d)	Making use of an authorization to acquire and use own shares.

§ 10

Continuation of Dresdner Bank business up until Completion of Transaction Step 1

10.1	Allianz undertakes that, after entering into this Agreement and up until Completion of Transaction Step 1, the following measures shall only be carried out at Dresdner Bank with Commerzbank’s prior consent:

(a)	Distribution of cash or non-cash dividends (including in the form of a share buyback);

(b)	Capital measures (including due to the use of approved capital);

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(c)	Measures under the German Reorganization Act and economically comparable transactions (where not provided for in this Transaction Agreement, such that in this case Allianz shall ensure that Commerzbank receives appropriate information about the preparation and implementation of any such measure);

(d)	Issuing or granting of convertible bonds, bonds with warrants, dividend rights/dividend right certificates, silent partnerships, options and other equity instruments recognized for regulatory purposes (including accompanying resolutions of the competent executive bodies).

10.2	Furthermore, while complying with the Hierarchy of Powers under Company Law, Allianz undertakes to ensure that Dresdner Bank shall continue its business, including the business of its related companies, during the period from entering into this Agreement until Completion of Transaction Step 1 with no change in principles, in conformity with practice up until now, and with the diligence of a prudent businessman, provided that, in line with group practice up until now, Allianz is integrated into decision-making processes at Dresdner Bank. In this event Allianz shall notify and consult Commerzbank accordingly. In all other respects, Allianz shall ensure that the following measures are only undertaken with the consent of Commerzbank:

(a)	Acquiring and selling companies and interests, where the purchase price exceeds the amount of EUR 25 million;

(b)	Entering into, amending or modifying the performance of agreements with the Allianz Group which are not performed on standard market terms and conditions;

(c)	Entering into or amending agreements with members of executive bodies.

§ 11

Further obligations of both Parties up until Completion of Transaction Step 1

11.1	Allianz and Commerzbank undertake, within the scope of what is legally permissible prior to Completion of Transaction Step 1, to notify each other of all circumstances relevant for the economic success of the merger, and in particular such circumstances as may have an influence on the performance and/or the equity capital of Dresdner Bank and/or Commerzbank and thus Commerzbank (new).

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

11.2	If it emerges that the tier 1 ratio of Commerzbank (new) on Completion of Transaction Step 1 would be below 7.0%, the Parties shall seek to implement mutually agreed measures at Dresdner Bank and/or Commerzbank (for example, reduction of risk-weighted assets, sale of assets, capital measures, etc.), in order to achieve a tier 1 ratio of 7.0% for Commerzbank (new) (on a consolidated basis including Dresdner Bank Group) on Completion of Transaction Step 1. While observing the Hierarchy of Powers under Company Law, each of the Parties undertakes to implement in respect of their sphere the measures laid down by mutual agreement.

§ 12

Shareholders’ agreement between Allianz and Commerzbank regarding Dresdner Bank

12.1	In respect of their common position as shareholders in Dresdner Bank after Completion of Transaction Step 1 up until Completion of Transaction Step 2 (or as long as Commerzbank and Allianz are shareholders in Dresdner Bank), Allianz and Commerzbank shall work together in all Dresdner Bank matters in a constructive spirit of trust and partnership within the meaning of this Agreement and the purpose pursued thereunder.

12.2	Allianz and Commerzbank shall aim for the maximum possible integration of Dresdner Bank into the Commerzbank Group, in particular by making use of the options available under § 2a of the German Banking Act (KWG) immediately after Completion of Transaction Step 1 and shall adopt all measures necessary in relation thereto. Within the scope of what is legally permissible, Allianz shall exert its influence on Dresdner Bank to implement the aimed-for integration.

12.3	The Parties are agreed that a resolution on the subject matter of resolutions at the General Meeting of Dresdner Bank, for which, pursuant to § 20 of the Articles of Incorporation of Dresdner Bank, a statutory requirement of a qualified majority is lowered to a simple majority or controlling interest, may only be adopted by uniform voting by Commerzbank and Allianz.

12.4	In respect of the Supervisory Board of Dresdner Bank after Completion of Transaction Step 1 up until Completion of Transaction Step 2 (or as long as Commerzbank and Allianz are shareholders in Dresdner Bank) the Parties have, notwithstanding the Hierarchy of Powers under Company Law, agreed as follows:

12.4.1

In respect of the ten shareholder representatives on the Supervisory Board, Allianz shall nominate four members and Commerzbank six members for appointment respectively. The Parties shall exercise their voting rights at the General Meeting and their influence in the event of the appointment of a member

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

of the Supervisory Board under § 104 German Stock Corporation Act by court in such a way that the persons nominated are appointed as members of the Supervisory Board of Dresdner Bank.

12.4.2	A member of the Supervisory Board appointed under the above § 12.4.1 may only be dismissed with the consent of the Party which nominated such Supervisory Board member for appointment. At the request of this Party such member of the Supervisory Board shall be dismissed immediately.

12.4.3	The Parties each undertake to immediately request the dismissal of a member of the Supervisory Board nominated for appointment by them in accordance with the above § 12.4.1, if the exercise of that Supervisory Board member’s office conflicts with the objective of this agreement between the shareholders.

12.4.4	The Parties shall ensure that the Supervisory Board member duly designated and nominated for appointment by Commerzbank is elected as Chairman of the Supervisory Board.

12.4.5	The Parties are agreed and shall ensure that, in addition to the committee under § 31 para. 3 German Co-determination Act, the Supervisory Board of Dresdner Bank shall have the following committees:

(i)	Presiding Committee;

(ii)	Audit Committee;

(iii)	Risk Committee;

(iv)	Nomination Committee;

(v)	Social Welfare Committee;

(vi)	Conciliation Committee.

The Parties are agreed and shall ensure that Allianz and Commerzbank are represented on all committees formed now or in the future in line with their representation on the Supervisory Board.

12.5	By Completion of Transaction Step 1 the Parties shall agree on the composition of the senior level of management of Dresdner Bank below the Board of Managing Directors of Dresdner Bank (including the management of key subsidiaries of Dresdner Bank), taking into account the future Group management structure of Commerzbank (new).

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

12.6	The Parties have also agreed, notwithstanding the Hierarchy of Powers under Company Law and subject to the fulfilment of the requirements of the German Banking Act, that the existing Rules of Procedure for the Board of Managing Directors of Dresdner Bank shall be amended with effect from Completion of Transaction Step 1 so that duties of approval and notification in favour of the Supervisory Board of Dresdner Bank in accordance with Schedule 12.6 are promulgated.

12.7	To fulfil their duties of cooperation and the unified protection of their interests on the Supervisory Board and in the General Meeting of Dresdner Bank for the period between Completion of Transaction Step 1 and Completion of Transaction Step 2 (or as long as Commerzbank and Allianz are shareholders of Dresdner Bank), the Parties shall, in particular, set up a shareholders’ committee (“Shareholders’ Committee”) in accordance with the following provisions.

12.7.1	The Shareholders’ Committee shall have a maximum total of six members, with up to three members appointed by Allianz and up to three members by Commerzbank. Allianz and Commerzbank shall each be entitled, on repeated occasions if desired, to dismiss Shareholders’ Committee members appointed by them and replace members appointed by them with new members at any time.

12.7.2	Allianz and Commerzbank each undertake to ensure that at all times at least one member of the Supervisory Board of Dresdner Bank nominated for appointment by Allianz and one by Commerzbank is at the same time a member of the Shareholders’ Committee. Members of the management of Dresdner Bank shall not be members of the Shareholders’ Committee or represent members of such committee.

12.7.3	The Chairman of the Shareholders’ Committee shall be appointed by Commerzbank. Allianz shall be entitled to appoint one member of the Shareholders’ Committee as deputy to the Chairman of such committee.

12.7.4	The Shareholders’ Committee shall meet as required, and at least once monthly.

12.7.5	The following matters shall be discussed in the Shareholders’ Committee:

(a)	The status of ongoing Dresdner Bank matters and the integration of such into Commerzbank;

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(b)	Any (i) appointments and dismissals and the pay and other remuneration structures of members of the Supervisory Board of Dresdner Bank, (ii) appointments and dismissals of members of the senior level of management of Dresdner Bank below the Board of Managing Directors of Dresdner Bank (including the management of key subsidiaries of Dresdner Bank) and their pay and other remuneration structures;

(c)	Conduct of the Merger.

12.7.6	Notwithstanding the Hierarchy of Powers under Company Law, the Parties are agreed that, having regard to the unified protection of interests vis-à-vis the company and in the Supervisory Board of Dresdner Bank, prior mutual agreement shall be reached in the Shareholders’ Committee for the approval of the following matters:

(a)	The acquisition or sale of companies, parts of companies or interests therein, where the enterprise value or transaction price exceeds EUR 50 million;

(b)	The discontinuing of existing business areas or launch of new ones;

(c)	Any major changes or reorganization of the internal operational or functional organizational structure of Dresdner Bank or the outsourcing of essential operational functions of Dresdner Bank to Commerzbank Group companies or third parties;

(d)	Entering into, major changes to, or termination of contracts, agreements or arrangements between Dresdner Bank Group companies and Commerzbank Group companies where such contracts, agreements or arrangements do not form part of normal business activities (with the exception of those relating to preparation for integration or integration itself) or where a Supervisory Board resolution provides for an exception to the approval requirement for specific types of transaction or transactions whose value falls below a set threshold.

In other cases Commerzbank shall have an ultimate right of decision in the Shareholders’ Committee if, even after intensive discussion, the Parties cannot reach agreement on unified protection of interests.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

12.7.7	To protect the rights and duties of the Shareholders’ Committee as representative of the shareholders of Dresdner Bank, the Shareholders’ Committee shall, to ensure a proper basis of information for the unified exercise of interests, and notwithstanding the Hierarchy of Powers under Company Law, regularly exchange information with the Board of Managing Directors of Dresdner Bank about key strategic, operational and financial matters.

Discussion in the Shareholders’ Committee shall be conducted in a constructive spirit of trust and partnership with the aim of developing a mutually sustainable view in each case for all Parties and, notwithstanding the Hierarchy of Powers under Company Law and the provisions of the German Co-determination Act, representing this joint view to the company on a united basis (so-called principle of unified exercise of interests). To this extent the Parties shall be obliged to vote uniformly on resolutions of the Shareholders’ Committee at the General Meeting of Dresdner Bank. On the exercise of voting rights in the Supervisory Board or in committees of the Supervisory Board of Dresdner Bank, Allianz and Commerzbank undertake to use their best efforts to procure that the members of the Supervisory Board nominated for appointment by them, notwithstanding the Hierarchy of Powers under Company Law, in each case exercise their voting rights in accordance with the resolutions of the Shareholders’ Committee.

12.8	In accordance with the duties of cooperation and the unified protection of their interests in § 12.1, the Parties agree that, while complying with the Hierarchy of Powers under Company Law, from entering into this Agreement, Allianz shall be informed regularly (at least monthly) about the measures discussed in the integration preparation committee to be set up under the Agreement in Principle between Commerzbank and Dresdner Bank (cf. § 7.2 of this Agreement). Allianz shall take part in the integration preparation committee’s meetings.

§ 13

Antitrust law und regulatory approvals

13.1	The Parties start from the presumption that the antitrust and supervisory approvals in Germany and elsewhere for the integration of (i) Dresdner Bank into Commerzbank, (ii) for the acquisition of an interest in Commerzbank by Allianz and (iii) the acquisition of the Cominvest Companies by Allianz (“Antitrust and Regulatory Approvals”) in the jurisdictions set out in Schedule 13.1(a) and (b) hereto are subject to official procedures. These procedures include, in particular, the requisite

(a)	Merger control procedures;

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(b)	Ownership control procedure under the German Banking Act;

(c)	Foreign regulatory approval/notification procedures;

(d)	Insurance supervisory approval/notification procedures.

Other countries, in which antitrust procedures definitely or may apply, but where the antitrust approval – except for certain countries as applicable – is not a condition precedent for Completion of Transaction Step 1, are set out in the list attached as Schedule 13.1(c) hereto. Insofar as the list of German and foreign regulatory procedures attached as Schedule 13.1(b) hereto is in some places incomplete, the Parties undertake to complete the list with the outstanding information as soon as possible.

13.2	Allianz and Commerzbank are obliged, to report or notify the merger requirements to the respective competent authorities without delay, as soon as possible after entering into this Agreement. They shall make every reasonable effort in good faith to procure the approvals as rapidly as possible.

13.3	The antitrust and/or regulatory approval concerned shall also be deemed to have been granted on the occurrence of a corresponding legal fiction. If the approval concerned takes place under a condition precedent, the occurrence of such condition precedent shall be deemed to be the determining time for the granting of the approval.

13.4	Where merger requirements in certain jurisdictions are subject to antitrust control and no prohibition against Completion exists, Completion shall be carried out without a decision on an approval from the competent authority or the expiry of the prescribed statutory deadlines for the examination procedure. Insofar as prohibitions against Completion exist in jurisdictions other than those specified in Schedule 13.1(a) hereto and the relevant antitrust control procedures have not been concluded by the Completion Date, the Parties shall agree on a suitable transitional arrangement, permissible under antitrust law in such countries (including so-called “hold separate” arrangements), which enables completion of the transaction in all other respects.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

13.5	Where antitrust and/or regulatory approvals are granted subject to conditions (except for a prohibition against Completion under German or European law), the Parties shall be obliged to accept such conditions and enter into all contracts and perform other actions (including the sale of assets or interests, the granting of licenses to third parties, or the termination of relationships with competitors) necessary in order to fulfil these conditions to the extent this does not entail any significant disadvantage for the Party concerned.

13.6	Allianz and Commerzbank shall be entitled to appeal at their own expense against any prohibitive order and conditions which entail a significant disadvantage for Allianz or Dresdner Bank or Commerzbank.

§ 14

Commerzbank’s obligations

14.1	Commerzbank shall apply, by agreement with Allianz, as soon as possible after Completion of Transaction Step 1 for the admission of the new Commerzbank shares to the regulated market on and to the Prime Standard segment of the Frankfurt Stock Exchange, with the aim that quotation of the new Commerzbank shares shall be taken up immediately after Commerzbank’s Annual General Meeting for 2009. In this respect Commerzbank undertakes to perform all measures necessary for the preparation of a stock exchange listing prospectus and the approval thereof by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsauf- sicht). Allianz shall ensure that Commerzbank is provided with information about Dresdner Bank in a timely manner where such information is necessary for the stock exchange listing prospectus. The above obligations shall apply accordingly for the admission of Commerzbank shares, which are issued to Allianz as part of the Merger, after Completion of Transaction Step 2.

14.2

For all reporting periods in which Allianz includes Commerzbank in its consolidated annual financial statements or interim financial statements as a company valued at equity within the meaning of IAS 28, and for the first time for financial year 2009, Commerzbank undertakes, within the scope of what is legally permissible, to make available to Allianz within the time period notified in advance by Allianz all information necessary for the inclusion of Commerzbank in the financial statements concerned as a company valued at equity within the meaning of IAS 28. Allianz’s consolidated reporting shall take place quarterly on the basis of § 315a of the German Commercial Code (HGB), in compliance with the International Financial Reporting Standards (IFRS), as adopted by the European Union. In addition, such additional reconsulted financial statements as applicable shall be provided where IFRS, as adopted by the European Union, differs from the full version of IFRS. If in the future,

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

Allianz requires further details to show Commerzbank in its consolidated financial statements or interim financial statements in compliance with mandatory legal requirements, Commerzbank undertakes to provide such details to Allianz within the scope of what is economically reasonable.

§ 15

Allianz’s agreement to lock-up

15.1	In the interest of both sides, Allianz undertakes only to sell Commerzbank shares in a market sensitive way, and after appropriate notification to Commerzbank.

15.2	In addition, Allianz undertakes to Commerzbank that, up until the expiry of six months after Completion of Transaction Step 2, it shall not without Commerzbank’s prior written consent

(a)	sell, transfer or otherwise exercise power of disposal over any Commerzbank shares which Allianz or its related companies have received in the course of this transaction, unless a sale of Commerzbank shares is necessary to ensure that Allianz and, as applicable, persons acting together with it in the course of the Merger does or do not reach the threshold that leads to an examination under takeover and/or antitrust law; or

(b)	enter into any transactions (including derivative transactions) or perform any other actions in respect of Commerzbank shares received by Allianz or its related companies in the course of this transaction which economically constitute one of the actions described under lit. (a);

15.3	The following are excluded from the lock-up agreement under § 15.2:

(a)	The transfer of Commerzbank Shares to companies related to Allianz within the meaning of §§ 15 et seq. German Stock Corporation Act;

(b)	The use of Commerzbank shares as collateral; and

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

(c)	Hedging transactions from Completion of Transaction Step 1; in each case on condition that the relevant contracting party of Allianz submits to the lock-up obligation vis-à-vis Commerzbank in accordance with § 15.2, and that in the event of the use of Commerzbank shares as collateral, Allianz shall take all steps available to it in law and reasonable in fact to prevent the realization of the Commerzbank shares by creditors.

§ 16

Continued validity and/or termination of intra-group contractual relations between

Allianz Group companies and Dresdner Bank Group companies

16.1	The Parties are agreed that after Completion of Transaction Step 1 there shall be an orderly transition of the services previously provided by Dresdner Bank Group directly or indirectly for Allianz and of the services previously provided by Allianz Group companies directly or indirectly for Dresdner Bank and that the services provided shall be maintained on the same terms and conditions for a reasonable transitional period. Where services are provided by third parties, the Parties shall endeavour to procure that they continue to be equally available on the terms and conditions previously granted for a reasonable transitional period.

The above provision shall apply, save as otherwise provided below for the contractual relations listed and categorized (non-exclusively) in Schedule 16.1 hereto.

16.1.1	Category-1 contractual relations: Contracts of Dresdner Bank or Allianz with third companies under which other Allianz Group companies use services or licenses

After Completion of Transaction Step 1, contractual relations shall be continued for the respective periods of validity on the existing terms and conditions, unless other arrangements have been agreed by prior mutual consent or the contract concerned has been validly terminated by the third company. The Parties shall agree in good time prior to the end of the period of validity whether or not and to what extent contracts and licenses shall in each case be transferred to the other Party. Where the contracts and licenses are not transferable or have been validly terminated by third companies, the Parties shall endeavour to procure that the third companies continue the contracts or licenses on comparable terms and conditions.

16.1.2	Category-2 contractual relations: Marketing-related contracts between Allianz and Dresdner Bank Contractual relations with Dresdner Bank shall terminate with Completion of Transaction Step 1.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

16.1.3	Category-3 contractual relations: Contracts between Dresdner Bank and Allianz companies in the field of retirement provision

After Completion of Transaction Step 1 contractual relations shall be continued on the existing terms and conditions at least until December 31, 2010, unless the Parties have previously agreed by mutual consent on other arrangements. The Parties shall agree on a further continuation, amendment, or termination of the contracts concerned within the above time period.

16.1.4	Category-4 contractual relations: Other contracts between Dresdner Bank and Allianz Companies

After Completion of Transaction Step 1 contractual relations shall be continued on the existing terms and conditions at least until December 31, 2009, unless the Parties have previously agreed otherwise by mutual consent on other arrangements. The Parties shall agree on a further continuation, amendment, or termination of the contracts concerned within the above time period.

16.2	The Parties agree the provision set down in Schedule 16.2 hereto in respect of the IT framework agreement between Dresdner Bank companies and Allianz Shared Infrastructure Services GmbH (“ASIC”).

16.3	Where companies of the Allianz Group hold Commerzbank Group and Dresdner Bank Group bonds and have granted liquidity lines to companies of the Commerzbank Group and Dresdner Bank Group, Allianz shall ensure, within the scope of its capacity to influence, that the existing investments are not sold outside the normal course of business and the liquidity lines are not reduced or terminated outside the normal course of business.

16.4	Where Dresdner Bank Group companies have granted Allianz Group companies loans and/or liquidity lines, the Parties are agreed that the loans and/or liquidity lines shall not be reduced or terminated outside the normal course of business. The special provisions set out in Schedule 16.4 hereto shall apply for loans and liquidity lines listed in that Schedule.

16.5

The Parties are agreed that the existing contractual relations between the Dresdner Bank companies and companies of the Allianz Group in insurance and asset management (insofar as not governed by § 2.4), in particular the group insurance and reinsurance cover agreements entered into with Allianz Leben in the area of retirement

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

provision, the existing liability, motor and other property-casualty insurance policies with Allianz Sach, the existing fidelity insurance policies with Euler and the existing group policy with ELVIA (Germany branch) relating to collaboration on insurance services under MasterCard Gold and VisaCard Gold shall be continued in the normal course of business. The agreements on asset management at Dresdner Bank CTA via Allianz Global Investors shall be continued at least until December 31, 2010; thereafter the Parties shall hold amicable discussions on the continuation of these agreements.

§ 17

Provisions relating to the transfer of the Cominvest Companies

The following provisions shall apply in respect of the Cominvest Companies:

17.1	Commerzbank undertakes to ensure that the following steps shall be implemented by Completion of Transaction Step 1:

(a)	Termination of the intercompany agreement between Cominvest Holding and Cominvest Germany of October 14, 2004 with effect no later than December 31, 2008;

(b)	Amendment of the Articles of Incorporation of Cominvest Germany, so that § 5 paras. 2 to 4 of the Articles of Incorporation in the version dated November 22, 2007, are deleted with no substitute provisions.

17.2	Commerzbank furthermore undertakes to ensure that, up to Completion of Transaction Step 1, agreements between the Cominvest Companies of the one part and Commerzbank and its related companies (excluding the Cominvest Companies) of the other part which are not performed on standard terms and conditions shall only be entered into, amended or otherwise performed with the consent of Allianz.

17.3	The Parties are agreed that after Completion of Transaction Step 1 there shall be an orderly transition of the services previously provided by Commerzbank or Cominvest Holding directly or indirectly for the Cominvest Companies and that the services provided shall be maintained on unchanged terms and conditions for a reasonable transitional period. Where services are provided by third parties, Commerzbank and Cominvest Holding shall endeavour to procure that the terms and conditions previously granted remain equally available for a reasonable transitional period.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

17.4	The Parties are furthermore agreed that the provisions created for Commerzbank’s obligations arising from long-term performance plans (LTPs) for Cominvest Germany employees for 2006 and 2007 should be transferred to Commerzbank.

17.5	Allianz and Commerzbank shall, taking account of both Parties’ interests, reach a mutually agreed solution as to whether the profit participation rights with a nominal amount of EUR 50,000,000.00 (in words: fifty million euros) granted by Cominvest Luxembourg and currently held by Commerzbank under the agreement of November 28, 2003, between Cominvest Luxembourg and Commerzbank, are to be maintained or redeemed.

C.

FINAL PROVISIONS

§ 18

Implementation of the transaction, rights and duties arising from this Transaction Agreement

18.1	The Parties are agreed that this Transaction Agreement shall serve as a basic agreement for the implementation of the integration of Dresdner Bank into Commerzbank, the implementation of which shall require further contracts to be entered into and actions to be performed, some involving related companies on both sides.

18.2	Rights and entitlements under this Agreement in favour of Allianz may be asserted in the same way by the Allianz Companies. Where actions and declarations are required from Allianz Companies as owner of the Dresdner Bank Shares for the implementation of the transaction provided for in this Agreement, the Allianz Companies shall be authorized to perform such actions and make such declarations in place of Allianz in relation to the Dresdner Bank Shares they hold. Allianz undertakes to ensure such actions and declarations are performed and made.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

18.3	The provisions of § 18.2 shall apply mutatis mutandis in relation to Commerzbank and Cominvest Holding.

18.4	No Party shall assign rights or claims under this Transaction Agreement without the prior written consent of the other Party.

§ 19

Termination of the Transaction Agreement

19.1	Allianz and/or Commerzbank shall have the right to withdraw from this Transaction Agreement in the situations set out below; such right shall be exercisable by written declaration to the other Party:

(a)	The conditions for completion set out in § 6.2 hereof have not occurred by August 31, 2009;

(b)	It is conclusively established that an essential official or other approval, consent or license will not be granted;

(c)	The registration in the Commercial Register by Commerzbank of the carrying out of the capital increase by way of non-cash contribution pursuant to § 6.4.4 has not taken place within six months of the Completion Date;

(d)	Dresdner Bank has outsourced its private and business customers business to Dresdner Bank Beraterbank AG.

19.2	A withdrawal under the above § 19.1 shall only be possible up until the time of Allianz’s capital contribution to Commerzbank in the form of the Dresdner Bank Shares under § 6; such right of withdrawal under lit. (d) shall only be available to Commerzbank. Withdrawal from this Agreement shall not be possible after this point. Withdrawal shall be declared within three weeks after becoming aware of circumstances giving rise to the right of withdrawal. There shall be no right of withdrawal for a Party if the occurrence of the ground for withdrawal is due to a breach of duty under or in connection with this Agreement by such Party.

19.3	The unfeasibility of one or more Transaction Steps shall not give rise per se to a right of withdrawal.

19.4	In the event of the termination of this Agreement in accordance with this § 19, all claims under this Agreement shall lapse unless they are based on a breach of this Agreement. The validity of the provisions of this Part C shall remain unaffected.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

§ 20

Confidentiality, exclusivity

20.1	The Parties are agreed that information exchanged between them in connection with the planned merger shall be treated as strictly confidential. The details are governed by the special Confidentiality Agreement of January 21/22, 2008.

20.2	The Parties shall refrain from doing anything that could delay or jeopardize the realization of the merger. In view of the costs and expenses arising in connection with the negotiation and audit of the merger, Allianz shall not hold any talks or negotiations concerning the acquisition or sale of shares in Dresdner Bank, unless such talks or negotiations take place in accordance with this Agreement or are mutually agreed between Allianz and Commerzbank. Allianz undertakes not to approve any disposals by Dresdner Bank over its holding of its own shares without the consent of Commerzbank.

§ 21

Publications, inclusion of employee representative bodies

21.1	The Parties shall agree on the content of the ad-hoc communications to be made in connection with the entry into this Transaction Agreement, as well as on press releases and other publications in connection with this Agreement and the measures provided for herein.

21.2	Allianz agrees that Commerzbank shall disclose the essential content of this Transaction Agreement in prospectuses for the purposes of financing the overall transaction and in other publications in connection with the overall transaction in a form to be agreed in advance with Allianz. Conversely, Commerzbank agrees that Allianz shall disclose the essential content of this Transaction Agreement in prospectuses and in other publications in connection with the overall transaction in a form to be agreed in advance with Commerzbank.

21.3	To the extent required by the law, the competent employee representative bodies shall be notified and included in the impending proposals.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

§ 22

Costs

22.1	Commerzbank and Allianz shall each bear their own costs, and in particular the costs of their advisors, arising from and in connection with this Transaction Agreement and its implementation.

22.2	Costs generated jointly shall be borne jointly by the Parties.

22.3	Commerzbank shall bear the costs of antitrust und banking supervisory reporting, where Commerzbank is under a duty to make such reports. Allianz shall bear the costs of antitrust und banking supervisory reporting, where Allianz is under a duty to make such reports. Where a joint antitrust und banking supervisory reporting duty exists, the costs incurred shall be divided between the Parties. Commerzbank shall bear any land transfer tax (Grunderwerbsteuer), except any such tax incurred as a result of the transfer of the property at Pariser Platz (cf. § 1.3) and the Cominvest Companies, which shall be borne by Allianz.

§ 23

Correspondence

The following addresses shall be used for correspondence:

23.1	For Allianz and the Allianz Companies:

Allianz SE

Group Legal Services

Königinstraße 28

80802 Munich

23.2	For Commerzbank:

Commerzbank Aktiengesellschaft

Central Legal Department

Kaiserstraße 16

60311 Frankfurt am Main

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.

§ 24

Governing law, arbitration

24.1	This Transaction Agreement shall be subject to German law.

24.2	Disputes arising from or connected to this Agreement and its implementation shall be decided by an arbitration court on the basis of the arbitration ordinance of the German Institute of Arbitration (DIS). Any recourse to courts of law is excluded. Temporary legal measures are expressly excluded, to the extent such exclusion is legally permissible. The proceedings in the arbitration court shall take place in German. The arbitration court shall be composed of three arbitrators. The location of the arbitration court shall be Frankfurt am Main.

§ 25

Amendments, additions, termination (including withdrawal and notice to terminate)

Amendments, supplements to or termination (including by avoidance, withdrawal, notice to terminate, or agreement) of this Agreement, including amendments to this provision, shall be in writing, unless another form of communication is required by mandatory law (such as certification by a notary).

§ 26

Other agreements by the Parties

This Transaction Agreement contains all agreements between the Parties on the subject matter governed herein and shall replace all oral and written negotiations, agreements and arrangements previously made between the Parties on the subject matter hereof, except for the Confidentiality Agreement referred to in § 20.1 hereof. There are no side agreements or additional stipulations to this Agreement, except for documents expressly referred to in this Transaction Agreement.

§ 27

Severability

Should one or more provisions of this Agreement be or become invalid, the other provisions shall remain unaffected. The Parties are aware of the decision of the German Federal Supreme Court (Bundesgerichtshof), according to which a severability clause merely reverses the burden of proof. However, it is the express desire of the Parties to maintain the validity of the other Agreement provisions under all circumstances and to waive § 139 German Commercial Code in its entirety. In any such case, the unenforceable provision shall be replaced by whichever legal provision mostly closely matches the original intent of the Parties or what their intent would have been at the time they concluded the agreement. The same shall hold true in the case of a missing provision.

This is a draft translation that is provided as a courtesy. Only the German version of the document is legally binding.